Exhibit 4.48

Summary of the Private Instrument of Commitment to Purchase and Sale of Real Property, entered into on March 22, 2019, in connection with Fazenda Bananal X

Parties: Agrifirma Agropecuária S.A., as Seller; and Ires Ricardo Basso, as Buyer.

Purpose: The commitment to sell a total area of 2,159.97 hectares, of which 1,713.97 hectares are arable, to be originated from Fazenda Bananal X, for the total price, in Brazilian national currency (Reais), of R$28,000,000.00, to be paid in seven installments as follows: (i) on February 20, 2019, in the amount of R$1,000,000.00; (ii) on March 21, 2019, in the amount of R$1,000,000.00; (iii) on July 30, 2020, in the amount of R$2,500,000.00; (iv) on July 30, 2020, in the amount of R$3,000,000.00; (v) on November 30, 2021, in the amount of R$6,000,000.00; (vi) on November 30, 2022, in the amount of R$7,000,000.00; and (vii) on November 30, 2023, in the amount of R$7,500,000.00.

Amendment: The Private Instrument of Commitment to Purchase and Sale of Real Property was amended on January 17, 2020 and August 7, 2020 in order to (i) revise the payment terms; (ii) transfer the land; (iii) establish a deadline for compliance with all of the conditions precedent applicable to the transaction; (iv) discharge in part the payment price; (v) set forth the transfer or possession; (vi) set forth certain conditions precedent for the fulfillment of the transaction; and (vii) establish a deadline to execute the public deed of purchase and sale.